Press Information

December 12, 2016

Philips to sell majority interest in Lumileds to funds managed by affiliates of Apollo Global Management

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it has signed an agreement to sell an 80.1% interest in Lumileds, a leading supplier of LED components and automotive lighting, to certain funds managed by affiliates of Apollo Global Management, LLC (NYSE: APO) (together with its consolidated subsidiaries: “Apollo”). Philips will retain the remaining 19.9% interest* in Lumileds.

The transaction values Lumileds at an enterprise value of approximately USD 2 billion, including debt and debt-like items. Philips expects to receive cash proceeds, before tax and transaction-related costs, of approximately USD 1.5 billion and participating preferred equity**. The transaction is expected to be completed in the first half of 2017, subject to customary closing conditions, including the relevant regulatory approvals.

“With this transaction, we will be completing an important phase of the transformation of our portfolio and I am satisfied that in the Apollo managed funds we have found the right owner for Lumileds,“ said Frans van Houten, CEO of Royal Philips. “In line with our strategic focus on health technology, Lumileds has been operating as a standalone company within Philips since early 2015. With Apollo managed funds acquiring a majority interest in Lumileds and partnering with Philips, Lumileds is now well-positioned for further growth and value creation, building on its robust innovation pipeline, technology leadership and strong customer base.”

Apollo is a leading global alternative investment manager with assets under management of approximately USD 189 billion*** in private equity, credit and real estate funds, invested across a core group of nine industries, where Apollo has considerable knowledge and resources. Apollo managed funds have a long and successful track record of acquiring and growing businesses in partnership models of co-ownership with former parent companies.

“We are extremely excited about the opportunity for our managed funds to acquire Lumileds,” said Robert Seminara, Senior Partner at Apollo. “We look forward to partnering with Philips and the outstanding management team and employee base at Lumileds, and bringing in Apollo’s resources to support the continued growth and innovation of this industry-leading business.”

“I am convinced that together with the Apollo managed funds, Lumileds will sharpen its focus and accelerate innovation in its leading product portfolio of lighting components,” said Pierre-Yves Lesaicherre, CEO of Lumileds. “With our strong R&D programs and intellectual property, we are ready to address the current and future needs of our customers. Lumileds will work closely with its industry partners and customers and capture growth opportunities in an exciting industry.”

Lumileds is a leading supplier of lighting components to the general illumination, automotive and consumer electronics markets with operations in more than 30 countries and has approximately 9,000 employees worldwide. In 2015, Lumileds generated sales of approximately USD 2 billion.

*	As part of the agreement, Philips will retain its 19.9% interest in Lumileds for a minimum period of three years following completion of the transaction, subject to customary drag-along and tag-along conditions or an IPO.

**	Upon completion of the transaction, Philips will receive participating preferred equity through which Philips will be entitled to an incremental share of the future value creation, depending on the achievement of certain returns by Apollo managed funds.

***	As of September 30, 2016.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel: +31 61088 8824
E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Phone: +31 20 5977447
E-mail: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward looking statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.